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                                         SECURITIES AND EXCHANGE COMMISSION
                                               Washington, DC 20549

                                                 AMENDED FORM 144
                                       NOTICE OF PROPOSED SALE OF SECURITIES
                               PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

         ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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1(a)  NAME OF ISSUER (Please type or print)                   (b)  IRS IDENT. NO.                        (c)   SEC. FILE NO.



Trans World Entertainment Corporation                              14-1541629                                  000-14818


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1(d)  ADDRESS OF ISSUER         STREET            CITY            STATE             ZIP CODE          (e) TELEPHONE NO.
                          38 Corporate Circle    Albany            NY                12203

                                                                  AREA     518     NUMBER    452-1242
                                                                  CODE

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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE  (b) IRS IDENT. NO. (c) RELATIONSHIP TO  (d)  ADDRESS STREET        CITY STATE  ZIP CODE
     SECURITIES ARE TO BE SOLD                                    ISSUER

     Van Kampen Senior Loan Fund             36-6911789           Affiliate      1221 Avenue of the Americas, New York, NY   10020
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification
Number and the S.E.C. File Number.
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     3(a)                           (b)                           SEC USE ONLY

   Title of the
     Class of        Name and Address of Each Broker through
    Securities    Whom the Securities Are To Be Offered or Each  Broker-Dealer
    To Be Sold    Market Maker Who Is Acquiring The Securities    File Number
--------------------------------------------------------------------------------
Common Stock               Jefferies & Company, Inc.
                           11100 Santa Monica Blvd
                           Los Angeles, CA 90025

                           Knight Equity Markets, L.P.
                           525 Washington Blvd
                           Jersey City, NJ  07310

                           UBS
                           677 Washington Blvd
                           Stamford, CT  06901


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   (c)                       (d)                  (e)                    (f)                  (g)

   Number of Shares       Aggregate         Number of Shares         Approximate          Name of Each
    or Other Units         Market            or Other Units         Date of Sale           Securities
      to Be Sold            Value              Outstanding        See Instr. 3(f))          Exchange
   (See Instr. 3(c))  (See Instr. 3(d))     (See Instr. 3(e))       (MO. DAY YR.)       (See Instr. 3(g))
---------------------------------------------------------------------------------------------------------
        327,500          $4,693,075.00        33,025,649             03/08/2005                 NYSE


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INSTRUCTIONS:




1. (a)  Name of issuer.
   (b)   Issuer's I.R.S. Identification Number.
   (c)   Issuer's S.E.C. file number, if any.
   (d)   Issuer's address, including zip code.
   (e)   Issuer's telephone number, including area code.

2. (a)   Name of person for whose account the securities are to be sold.
   (b)   Such person's I.R.S. identification number, if such person is an entity.
   (c)   Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).
   (d)   Such person's address, including zip code

3. (a)   Title of the class of securities to be sold.
   (b)   Name and address of each broker through whom the securities are intended to be sold.
   (c)   Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
   (d)   Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
   (e)   Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
   (f)   Approximate date on which the securities are to be sold.
   (g)   Name of each securities exchange, if any, on which the securities are intended to be sold.
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                                          TABLE I -- SECURITIES TO BE SOLD
          Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of      Date you
The Class     Acquired        Nature of Acquisition Transaction
---------    ----------       ---------------------------------
Common Stock  04/22/1999     share exchange


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         Name of Person from Whom         Amount of             Date of
(If Gift, Also Give Date Donor Acquired)  Securities Acquired   Payment    Nature of Payment
----------------------------------------  -------------------   ---------  -----------------
 Trans World Entertainment Corporation       3,789,962          04/22/1999   share exchange


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INSTRUCTIONS:


1.  If the securities were purchased and full payment  therefore   2.  If within two years after the  acquisition of the securities
    was not made in cash at the time of purchase, explain in the       the  person  for whose  account  they are to be sold had any
    table or in a note  thereto the nature of the  consideration       short   positions,   put  or  other  option  to  dispose  of
    given. If the  consideration  consisted of any note or other       securities  referred  to in  paragraph  (d)(3)  of Rule 144,
    obligation,  or if payment was made in installments describe       furnish full information with respect thereto.
    the arrangement and state when the note or other  obligation was discharged in full or the last installment paid.
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                                TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following  information  as to all  securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.




Name and Address of Seller   Title of Securities Sold      Date of Sale  Amount of Securities Sold      Gross Proceeds
--------------------------- --------------------------    ------------  ---------------------------     --------------
Van Kampen Senior Loan Fund       Common Stock             12/01/2004            2,500                      $28,525.00
Van Kampen Senior Loan Fund       Common Stock             12/03/2004           38,500                     $438,934.65
Van Kampen Senior Loan Fund       Common Stock             12/09/2004            3,759                      $42,852.60
Van Kampen Senior Loan Fund       Common Stock             12/10/2004           15,147                     $172,675.80
Van Kampen Senior Loan Fund       Common Stock             12/13/2004            1,893                      $21,583.23
Van Kampen Senior Loan Fund       Common Stock             12/14/2004           27,252                     $310,672.80
Van Kampen Senior Loan Fund       Common Stock             12/15/2004           51,949                     $592,244.57
Van Kampen Senior Loan Fund       Common Stock             12/16/2004           50,000                     $574,025.00
Van Kampen Senior Loan Fund       Common Stock             12/16/2004           50,000                     $570,510.00
Van Kampen Senior Loan Fund       Common Stock             12/17/2004           50,000                     $579,160.00
Van Kampen Senior Loan Fund       Common Stock             12/17/2004           47,000                     $553,335.70
Van Kampen Senior Loan Fund       Common Stock             03/02/2005            2,500                      $36,525.00
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REMARKS:

INSTRUCTIONS:                                                     ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144.      The person for whose  account the  securities  to which this
Information  is to be given  not only as to the  person  for      notice  relates are to be sold hereby  represents by signing
whose account the  securities  are to be sold but also as to      this  notice  that he does  not know  any  material  adverse
all other persons included in that definition.  In addition,      information  in  regard  to  the  current  and   prospective
information  shall be given as to sales by all persons whose      operations of the Issuer of the  securities to be sold which
sales  are  required  by  paragraph  (e) of  Rule  144 to be      has not been publicly disclosed.
aggregated  with sales for the account of the person  filing this notice.

                     March 8, 2005                                                      /s/ Joanne Doldo
-----------------------------------------------------------       --------------------------------------------------------------
                          (signature)                                                  (date of notice)

  The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
                      Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001.)


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